SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OPTIMIZERX CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

68401U105

(CUSIP Number)

Barry L. Fischer

Thompson Coburn LLP

55 East Monroe Street

Suite 3700

Chicago, IL 60603

(312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68401U105

1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez, the Chez Family Foundation and Ronald L. Chez Individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,361,532
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,361,532
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,361,532
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	See Item 5.

Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned Ronald L. Chez (the “Reporting Person”) hereby amends his statement on Schedule 13D dated as of February 5, 2015 (the “Schedule 13D”). This Statement constitutes Amendment No. 1 to the Schedule 13D. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 4. Purpose of the Transaction: is hereby amended by adding the following to the end of the section:

The Reporting Person continues to believe there is significant potential in the Issuer’s electronic solutions that address patients, doctors and pharmaceutical companies; and has and intends to continue to actively work with management to assist them in reaching this potential.

Item 5. Interest in Securities of the Issuer is hereby amended and restated in its entirety as follows:

(a) This statement relates to 1,769,919 shares of Common Stock, as well as warrants to purchase an additional 591,613 shares of Common Stock owned by the Reporting Person more fully described in Item 5(c) below. Based on the Company’s Form 10-Q for the quarterly period ended September 30, 2014, 23,404,819 shares of Common Stock were outstanding as of November 12, 2014. Pursuant to Rule 13d-3(1)(i) under the Securities Exchange Act of 1943, as amended, for purposes of determining the percentage of beneficial ownership, reportable securities which a reporting person has the right to acquire upon a conversion of securities within 60 days are deemed to be reportable securities beneficially owned with respect to that person, as well as reportable securities issued and outstanding with respect to that issuer. Accordingly, the ownership percentage with respect to Shares the Reporting Person owns or has the right to acquire assumes that there are 23,996,432 shares of Common Stock issued and outstanding. Therefore, the 2,361,532 shares of Common Stock reported on this Schedule 13D represent approximately 9.8% of the Company’s shares issued and outstanding.

(b) The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Securities and any Common Stock resulting from the exercise or conversion thereof.

(c) On March 23, 2015, the Reporting Person’s individual retirement account purchased, in a private transaction, warrants to purchase 591,613 shares of Common Stock, at an exercise price of $1.20 per share. The warrants are exercisable until March 17, 2019. On March 23, 2015, the Reporting Person’s individual retirement account also purchased, in a private transaction, 45,000 shares of Common Stock at a price of $1.19 per share.

In addition, since the filing of the Schedule 13D on February 5, 2015, the Reporting Person effected the following purchases of the Company’s securities, each through open market transactions, on the dates, in the amounts, and at the prices per share shown below:

Transactions by Reporting Person’s individual retirement account:

Date	Shares	Unit Cost
2/5/2015	40,806	$1.1414
2/6/2015	10,000	1.17
2/13/2015	6,300	1.166
2/17/2015	4,105	1.16
2/20/2015	24,600	1.2911
2/25/2015	10,700	1.2485
3/13/2015	1,000	1.25
3/16/2015	5,000	1.30

Transactions by Reporting Person’s foundation:

Date	Shares	Unit Cost
2/5/2015	20,000	$1.1414
2/23/2015	5,000	1.26

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: as of March 25, 2015.

By:	/s/	Barry L. Fischer
Barry L. Fischer, attorney-in-fact for Ronald L. Chez